Michael J. Choate

Direct: (312) 836-4066

Facsimile: (312) 527-5921

E-Facsimile: (312) 275-7554

E-mail:  mchoate@shefskylaw.com

026829-00001

April 21, 2005

Ms. Elaine Wolff
Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 0409

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:                             Inland American Real Estate Trust, Inc.
Registration Statement on Form S-11 Filed February 11, 2005
Registration No. 333-122743

Dear Ms. Wolff:

We are writing on behalf of our client, Inland American Real Estate Trust, Inc. (the “Company”), in response to the comments contained in the Staff’s letter dated March 10, 2005.  The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letter.  In addition, for your convenience we have reproduced your comments in this letter and included our responses directly below each comment.

General

1.                                      We note that you are registering shares to be offered under a dividend reinvestment plan to investors in the offering.  Please tell us supplementally whether persons who become shareholders other than by participating in the offering may purchase shares through the dividend reinvestment plan, and, if so, whether you intend to distribute to those persons a separate prospectus relating solely to the dividend reinvestment plan.  Please also tell us supplementally whether you intend to keep updated and distribute the prospectus included in this registration statement so long as offers and sales are being made under the dividend reinvestment plan or if you intend to use a separate prospectus relating solely to the dividend reinvestment plan.  In either case, if you do intend to distribute a separate prospectus relating to the dividend reinvestment plan, please amend the registration statement to include that prospectus, which should include a reasonably detailed description of the plan in addition to all disclosure required by Form S-11.  Typically, a prospectus for a dividend reinvestment plan is presented in question-and-answer format.

RESPONSE:

The Company’s Distribution Reinvestment Plan, or DRP, is set forth in Appendix B and Exhibit 4.1 to the Form S-11, both of which are identical in content.  Appendix B and Exhibit 4.1 provide a detailed description of the terms and conditions of the DRP in the typical question-and-answer format.  As described in Question 5 to the DRP, any stockholder with shares registered directly in his or her name is eligible to enroll in the DRP; participation in the offering is not a prerequisite.  However, as Question 6 to the DRP explains, eligible stockholders may not join the DRP until they have been furnished with a copy of the prospectus describing the DRP.  By signing the DRP enrollment form, included as Appendix C-2 to the Form S-11, stockholders certify that they have received and read the prospectus and agree to abide by the terms and conditions of the DRP.

Prior to the termination of the offering, the Company does not expect to distribute a separate prospectus relating solely to the DRP.  Instead, the Company will distribute copies of the prospectus included in the Form S-11, updated from time-to-time in accordance with the requirements of the Securities Act.  Following the termination of the offering, the Company intends to separately register the DRP on a registration statement on Form S-3 or other appropriate form.  Prospective enrollees will then receive a copy of the prospectus included in that registration statement, once it is declared effective, prior to enrolling in the DRP.

2.                                      We note from Exhibit 4.2 that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement.  Please tell us supplementally how the repurchases of shares will be conducted in a manner that is consistent with the restrictions on activities by issuers during distributions of securities set forth in Regulation M.  See CNL American Properties Fund, Inc. (Letter dated August 13, 1998) and T REIT Inc. (Letter dated June 4, 2001).

RESPONSE:

Attached as Exhibit 1 to this letter is a copy of the Company’s letter to the Divisions of Market Regulation and Corporation Finance, dated the date hereof, requesting an exemption from the prohibitions of Rule 102(a) of Regulation M with respect to repurchases by the Company under its share repurchase program.  The discussion regarding Regulation M contained in the no-action letter is incorporated by reference in response to the Staff’s request for supplemental information.

3.                                      Please supplementally provide us with your analysis regarding the applicability of the tender offer rules to the share repurchase program.  Refer to Rule 13c-4 and Regulation 14E of the Exchange Act.

RESPONSE:

An analysis regarding the applicability of the tender offer rules vis-à-vis repurchases under the share repurchase program is included in the Company’s no-action letter attached to this letter as Exhibit 1.  The analysis regarding the tender offer rules contained in the no-action letter is incorporated by reference in response to the Staff’s request for supplemental information.

4.                                      Supplementally, please provide us with any pictures, graphics or artwork that will be used in the prospectus.

RESPONSE:

To date, the Company has not prepared any pictures, graphics or artwork for use in the prospectus.  However, if any of these materials are prepared in the future, the Company will provide copies to the Staff prior to use.

5.                                      Please note that any sales literature that is to be used in connection with this offering must be submitted to us supplementally prior to use, including sales literature intended for broker-dealer use only.  Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, with your next filing.  In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus.  For guidance, refer to Item 19.D of Industry Guide 5.

RESPONSE:

To date, the Company has not prepared sales literature or sales materials of any kind for use in connection with the offering.  However, if any sales literature or sales materials are prepared in the future, the Company will provide copies to the Staff prior to use.

6.                                      We note that you may invest in other real estate assets and entities owning these assets, such as mortgage loans secured by commercial real estate.  Provide the information required by Item 13(b) of Form S-11.

RESPONSE:

We have revised the disclosure throughout the Form S-11 to make clear that the Company’s other investments in real estate assets may include investments in collateralized mortgage-backed securities.  In addition, the disclosure has been revised to clarify that the Company may make loans to affiliates of, or entities sponsored by, IREIC.  These loans may be secured by first or second mortgages on commercial real estate or a pledge of ownership interests in the entity owning commercial real estate.  The aggregate amount of all loans made to any of these affiliates or entities may not exceed eighty-five percent (85.0%) of the appraised value of the property or the entity securing the loan.  Aside from these requirements, the Company does not have, and does not expect to adopt, any policies regarding the amount or percentage of assets that will be used to make loans to affiliates of, or entities sponsored by, IREIC.

Cover Page

7.                                      It should be clear in the risk factor cross-reference paragraph that you are identifying the material risks.

RESPONSE:

We have revised the risk factor cross-reference paragraph on the cover page to clarify that we are identifying material risks of an investment in the Company’s common stock.

8.                                      State also the minimum purchase requirements for tax-exempt entities as discussed on page ”iii.”

RESPONSE:

We have included the minimum purchase requirements for tax-exempt entities at the end of the third paragraph on the cover page.

9.                                      We note your statement that the description of your company in the prospectus is accurate as of February 11, 2005 and that all material changes in your affairs will be disclosed by amendment or supplement.  The prospectus must be current as of the date of effectiveness and must include all material information about the company as of that date.  You may not exclude material information known at the time of effectiveness from the prospectus with the intent of disclosing it in a supplement.

RESPONSE:

The prospectus will be current as of the date of effectiveness and will include all material information about the Company as of that date.

10.                               State on the cover page that the price of the securities has been arbitrarily selected by you as disclosed on page ”i.”

RESPONSE:

We have added a sentence to the first paragraph on the cover page stating that the offering price was arbitrarily determined by the Company’s board of directors.

11.                               Please also revise the existing cover page risk factors as follows:

•                                          Include a risk factor regarding the high amount of leverage authorized by your charter of 300% of net assets and that such leverage may reduce the amount of distributions to investors.

•                                          In the fourth bullet point of column 1, briefly disclose your affiliation with your business manager and property manager.

•                                          In the fifth bullet point of column 1, expand to briefly disclose that the reason your business manager may have incentive to recommend risky or speculative investments is that their fee is equal to a percentage of the purchase price of real estate assets and a percentage of average invested assets.

•                                          In the first bullet point of column 2, briefly disclose that you do not intend to apply to have your shares listed on any national exchange or quoted on any national market system in the near future.

•                                          Briefly describe the conflicts of interest mentioned in the fourth bullet point of column 2.

•                                          Briefly describe the limits on ownership, transferability and redemption in the last bullet point of column 2.

RESPONSE:

We have used our best efforts to revise the cover page risk factors as requested without exceeding the one page limitation for the cover page.  In addition, because of changes made to respond other Staff comments, the cover page risk factors have been revised and rearranged.

12.                               To the extent we highlight or request risk factor disclosure on the cover page, please make conforming changes in the Summary Risk Factors or in the Risk Factor section.

RESPONSE:

To the extent required, we have conformed the disclosure.

13.                               Please revise the table at the bottom of the page to include the marketing support fees.  In this regard, we note also the discrepancy between the selling commission amount of 7.5% of the sale price of each share on page 9 with that of just over 10% ($1.05 per share) of the sale price on the cover page.  If the amount in the table includes the marketing support fees already, clarify that fact in a footnote or otherwise.

RESPONSE:

We have revised footnote (1) to the table to clarify that commissions of $1.05 per share are composed of a 7.5% selling commission, a 2.5% marketing contribution and a 0.5% due diligence expense allowance.

14.                               In that regard, you should include a footnote that discloses all other expenses incurred in connection with the issuance and distribution of the securities.

RESPONSE:

We have added footnote (2) to the table, which explains that organization and offering expenses, excluding commissions, may not exceed 4.5% of the gross offering proceeds.  Organization and offering expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.  Total organization and offering expenses, including commissions, may not exceed 15.0% of the gross offering proceeds.

Question and Answers About the Offering

15.                               Please be aware that we view the Question and Answer section and the Summary section of the prospectus to be one section.  Your Q&A should not repeat any information that appears in the summary, and vice versa.  To the extent there is repetitive text in these sections, please revise to minimize the repetition.  We note, for example, that both sections contain information regarding your intended operations, material terms of the offering and a list of summary risk factors.  Further, the Q&A and the Summary sections should provide investors with a concise and coherent “snapshot” description of the most significant aspects of the offering.  In this connection, please revise to provide a brief description of the compensation paid to your affiliates.  See Securities Act Release 33-6900 and Section 3 of Industry Guide 5.

RESPONSE:

We have revised the Question and Answer and the Summary sections of the prospectus to minimize repetitive text.  In addition, we have revised the “Compensation To Be Paid To Our Affiliates” section to include only the most significant aspects of each compensation arrangement.

What is a REIT?

16.                               We refer to the second bullet point under this heading.  It is not clear how the company, by virtue of being organized as a REIT, will have a “diversified portfolio.”  In other words, diversification does not appear to be an inherent characteristic of a REIT.  Please revise to remove this portion of the bullet point.

RESPONSE:

In revising the Question and Answer and Summary sections of the prospectus pursuant to Comment 15, the “What is a REIT?” question was deleted.  However, we have removed the word “diversified” from the second bulleted item under the “Inland American Real Estate Trust, Inc.” disclosure in the Summary section.

How does a “best efforts” offering work? – Page 1

17.                               We note that shares purchased by your officers, directors or affiliates will not count toward satisfying the minimum offering.  Please clarify whether the managing dealer and soliciting dealers may purchase shares, and if so, the maximum number of shares that may be purchased.

RESPONSE:

We have clarified that a “best efforts” offering means that the Company’s dealer manager or any soliciting dealer may, but is not obligated to, purchase any specific number or dollar amount of shares provided that the purchases comply with NASD regulations.

How long will the offering last? – Page 2

18.                               Name the states where the offering may be extended and disclose how investors will be informed of such extension.

RESPONSE:

All jurisdictions, except California, Florida, Maine, Ohio, Guam and Puerto Rico, allow the Company to extend the offering for an additional year either automatically or by paying a renewal fee.  We have added this disclosure to the “How long will the offering last?” question.  In addition, we have noted that the Company will notify investors of any extension via a supplement to the prospectus.

Are there any risks involved in an investment in the shares? – Page 2

19.                               We note that in the eighth bullet point you state that your business manager and certain of your directors are affiliated with IREIC and are therefore subject to conflicts of interest.  Prior to this you have not disclosed your relationship with IREIC and therefore the nature of the conflicts is unclear.  Please revise to clarify both your relationship with IREIC and the nature of the conflicts.  Further, please name the “certain” directors that are affiliated with your sponsor and disclose whether they hold executive office positions with your company.

RESPONSE:

Please note that in revising the Question and Answer and Summary sections of the prospectus pursuant to Comment 15, the “Are there any risks involved in an investment in the shares?” question was deleted.  The disclosure now appears entirely in the Summary section.

The Company considers IREIC to be an affiliate because IREIC is the Company’s sponsor and, for the time being, its only stockholder.  IREIC is described as the Company’s sponsor and affiliate on the cover page of the prospectus and on page 5 of the Summary section.  In addition, on page 6 of the Summary, IREIC is identified as the Company’s sponsor.  In responding to Comments 11 and 12, we revised the disclosure on the cover page of the prospectus and on page 7 in the Summary section to explain that persons employed by the Business Manager, Inland Management and two of the Company’s directors, Ms. Gujral and Mr. Parks, face competing demands for their time and service as a result of their employment with IREIC or its affiliates.

If I buy shares in the offering, how can I sell them?  – Page 3

20.                               Please briefly summarize your repurchase program.  Specifically, how often would an investor be able to redeem his/her shares, and discuss more specifically how the repurchase price will be determined?  We note on page 161 that your obligation to repurchase shares is conditioned on your having sufficient funds available to repurchase shares and “other conditions” of the program.  Describe the “other conditions,” including that the number of shares repurchased will be limited to 5% of the outstanding shares for a twelve month period calculated at the beginning of the given period.

RESPONSE:

We have expanded the summary of the Company’s share repurchase program, including a discussion on the frequency of repurchases by the Company under the program and the schedule of repurchase prices.  In addition, we have deleted the phrase “and the other conditions of the program” from the Share Repurchase Program section at the back of the prospectus because all material conditions of the share repurchase program already are described in this section.

What will you do with the proceeds to this offering? – Page 3

21.                               Revise here and throughout to disclose the estimated percentage of assets that you intend to invest in each identified type of investment, that is, real estate properties, real estate operating companies and entities owning mortgage loans secured by commercial real estate.  Refer to Item 13(a)6 of Form S-11.  Further, please revise to disclose whether there are any limitations on the amounts that may be invested in each category.  In this connection, we note that the acquisition fees for your business manager are earned only when you acquire a controlling interest in a real estate operating company as opposed to a fee interest in real property and that your affiliate, Inland Mortgage Investment Corporation, will receive a fee in connection with loans placed by them.  Please address in the conflicts of interest section these incentives to invest in real estate operating companies and mortgages rather than fee interests in property.

RESPONSE:

The Company’s investment policies do not require it to invest a specific amount or percentage of assets in any one type of investment.  Further, the Company does not expect to adopt any policies regarding the amount or percentage of assets that will be invested in commercial real estate, entities owning commercial real estate or other real estate assets.  Disclosure to this effect was inserted throughout the Form S-11.  In addition, we have revised the summary conflicts of interest section to clarify that the Business Manager, Inland Management and other affiliates of IREIC receive commissions, fees and other compensation based on the Company’s investments and, therefore, may benefit from the Company retaining or leveraging assets while stockholders may be better served by the sale or disposition of, or not leveraging, the assets.  Disclosure has been added that the Business Manager also may have incentive to recommend the purchase of certain investments if the fees paid on that investment are greater than the fees paid on another type of investment.  This potential conflict of interest is discussed in more detail in the newly added “Conflicts of Interest” section of the Form S-11.  Please see our response to Comment 25 below.

If I buy shares, will I receive distributions and, if so, how often?

22.                               Please revise to state the maximum time from the closing date that an investor might have to wait to receive distributions. Refer to Item 3.A.(iv) of Guide 5.

RESPONSE:

The Company anticipates that distributions will commence no later than forty-five days after the sale of the minimum offering.  We have added this disclosure to the “If I buy shares will I receive distributions and, if so, how often?” question.

Prospectus Summary

23.                               If you intend to operate through a limited partnership or UPREIT structure, please revise throughout to describe, include such operating partnership in the organization chart and describe the operating partnership units.

RESPONSE:

The Company does not intend to operate through a limited partnership or UPREIT structure.

Estimated Use of Proceeds – Page 8

24.                               Please quantify the amount you will invest should you sell only the minimum offering amount.

RESPONSE:

The requested disclosure appears in the “What will you do with the proceeds from this offering?” question in the Question and Answer section.  The Company expects to have approximately $1,670,000 of net offering proceeds available for investment if the minimum number of shares is sold in the offering.

Conflicts of Interest – Beginning on Page 8

25.                               Please revise the body of the prospectus to include a section that provides a more robust description of the conflicts summarized here.

RESPONSE:

We have added a new section entitled “Conflicts of Interest” immediately following the “Management” section in the Form S-11.

26.                               We note that one of the REITs sponsored by IREIC targets shopping centers located to the west of the Mississippi, that another REIT sponsored by IREIC targets shopping centers located to the east of the Mississippi and that a third purchases shopping centers located within 400 miles of Oak Brook, Illinois.  We further note your statement on page 93 that you will generally endeavor to acquire multiple properties within the same major metropolitan market you will purchase property nationwide.  Please revise here and throughout to disclose the market that you intend to target and disclose the conflicts inherent in purchasing properties in overlapping markets.

RESPONSE:

The discussion on page 93 has been clarified to make clear that the Company does not intend to initially focus its property acquisitions in any one particular geographic area.  In addition, we have added disclosure to both the summary conflicts of interest and the “Conflicts of Interest” sections of the Form S-11 regarding the conflicts of interest that may arise between the Company and affiliates of IREIC when purchasing properties in overlapping markets.

27.                               Expand the third bullet point to explain further the nature of the overlapping fiduciary duties.  As one example, state specifically that those directors may be driven by compensation/ fees they may earn upon the sale or disposition of properties.

RESPONSE:

We have revised this bullet point (now the fourth bullet point of the summary conflicts of interest section) to focus entirely on competition between the Company and other REITs sponsored by IREIC for shopping centers and single tenant net-leased properties.  The original disclosure duplicated the disclosure contained in the first bullet point, as revised, in the summary conflicts of interest section.  As described more fully in the newly added “Conflicts of Interest” section, the Company and each of the other REITs sponsored by IREIC rely to some extent on Inland Real Estate Acquisitions, or IREA, to identify and assist in acquiring real estate assets.  Under the property acquisition agreement with IREA, the Company has been granted a right of first refusal to acquire all properties or real estate operating companies that IREA identifies, acquires or obtains the right to acquire, subject to the prior rights of first refusal granted by IREA to the other REITs to acquire shopping centers and single tenant net-leased properties.  As a result, the property acquisition agreement may result in a property being offered by IREA to another entity sponsored or affiliated with IREIC, even though the Company also may be interested in, and have the ability to acquire, the subject property.

28.                               Expand the last paragraph of this section to explain the nature of the conflicts of interest that may arise in enforcing agreements with your affiliates.  More specifically, what aspects of the Business Management Agreement or property management agreement raise the potential for conflicts of interests and how?

RESPONSE:

We have removed the last paragraph of this section because it is subsumed by the newly added second bullet point to the summary conflicts of interest section regarding the lack of arm’s length agreements with the Business Manager, Inland Management and other affiliates of IREIC.  As explained in the newly-added “Conflicts of Interest” section, these agreements may contain provisions that are less favorable to the Company than those offered by, or otherwise available from, third parties that were negotiated at arms-length.  A majority of the Company’s independent directors will make all decisions regarding enforcement of these agreements.

Compensation to be paid to our affiliates – Page 9

29.                               Clarify whether your affiliates will earn any compensation related to the termination and liquidation stage of Inland American.  You should include a separate subcaption for this purpose.  See Item 4.A. of Guide 5.

RESPONSE:

The Company may pay property disposition fees to certain of its affiliates upon liquidation and termination.  These fees were described under the heading “Property Disposition Fee” in the “Operational Stage” section of the compensation table.  To clarify the disclosure, we have moved this discussion to the newly added “Liquidation Stage” section.

Estimated Use of Proceeds – Page 17

30.                               Expand the table to include a line item for estimated acquisition fees and acquisition expenses, respectively, including footnote disclosure that explains how the amounts are calculated.  See Appendix 1 of Guide 5.

RESPONSE:

We have added a line item for estimated acquisition fees and acquisition expenses to both Estimated Use of Proceeds tables.  A footnote indicates that the estimate is provided for illustrative purposes only.  Actual amounts cannot be determined at the present time and will depend on numerous factors including the type of real estate asset acquired, the aggregate purchase price paid to acquire the real estate asset, the aggregate amount borrowed, if any, to acquire the real estate asset, the number of real estate assets acquired, and the type of consideration, cash or common stock, used to pay the fees and expenses.

Risk Factors

31.                               Please include risk factor disclosure stating that your board of directors may modify or amend the share repurchase program at their discretion without shareholder approval.

RESPONSE:

We have included risk factor disclosure in the “Risks Related to the Offering” section stating that the Company’s board of directors may amend, suspend or terminate the share repurchase program at any time in their sole discretion without stockholder approval.

32.                               Please add a risk factor informing investors that you may be contractually obligated to purchase property for which you have not yet secured financing.

RESPONSE:

We have added a risk factor in the “Risks Related to Our Business” section informing investors that the Company may be contractually obligated to purchase property even if it is unable to secure financing for the acquisition.

33.                               We note that you may use derivative financial instruments to hedge exposures to interest rates.  Please revise to clearly identify the derivative instruments that you may use and to disclose risks for each type of derivative instrument, including, without limitation, risks such as basis risks, credit risk, and legal enforceability risks.  Make clear that hedging strategies may reduce the overall returns on your investments.  Describe in sufficient detail the policies and procedures implemented to address risks associated with the use of derivatives.  If no such policies and procedures are in place, please so disclose.

RESPONSE:

We have included a risk factor in the “Risks Related to Our Business” section stating that the Company may use derivative financial instruments to hedge against interest rate fluctuations.  These instruments may expose the Company to credit, basis and legal enforceability risks, each of which is described in the risk factor.  The Company has stated that it has not adopted, and does not expect to adopt, any formal policies or procedures designed to manage risks associated with the use of derivative financial instruments.

34.                               Please include risk factor disclosure to discuss the fact that the fee agreements with your business manager and property manager were not determined by arm’s length negotiations.

RESPONSE:

We have included risk factor disclosure in the “Risks Related to Our Business Manager, Inland Management and their Affiliates” section discussing that the Company does not have arm’s-length agreements or arrangements, including those relating to compensation, with its Business Manager, Inland Management or any other affiliates of IREIC.

35.                               Please include risk factor disclosure to discuss the fact that the management fee structure could result in the business manager recommending riskier or more speculative investments.

RESPONSE:

We have included risk factor disclosure in the “Risks Related to Our Business Manager, Inland Management and their Affiliates” section discussing that the Company’s Business Manager will receive fees based upon investments and therefore may recommend that the Company make investments in an attempt to increase fees.

36.                               If true, please include risk factor disclosure to discuss the fact that you may make distributions that include a return of principal.

RESPONSE:

We have included risk factor disclosure in the “Risks Related to our Business” section discussing risks associated with the availability and timing of cash distributions.  In this risk factor, we have explained that a portion of the cash distributions to stockholders may be deemed a return of capital to the extent that the aggregate amount of cash distributed in a given year exceeds the amount of “REIT taxable income” generated during the year.

There is no public market for our shares… – Page 18

37.                               Clarify that you will not consider listing your shares on any national exchange or quoted on a national market system until February 2010 as stated on page 96.

RESPONSE:

We have clarified throughout the Form S-11 that the Company’s board of directors will determine when, and if, to apply to have the Company’s shares of common stock listed for trading on a national stock exchange or included for quotation on a national stock market.  The board does not anticipate a listing until 2010, five years after the effective date of the prospectus.

This is a “blind pool” and you will not have the opportunity… – Page 18

38.                               Briefly describe your investment policies in the risk factor and specify the extent to which the board of director’s discretion in implementing those policies extends.  Is the board subject to shareholder approval on any investment policies it implements?

RESPONSE:

We added a brief summary of the Company’s investment policies and strategies to the risk factor.  As disclosed, the Company’s board of directors has absolute discretion in implementing these policies and strategies, subject to the restrictions on investment objectives and policies set forth in the articles of incorporation.  The board may make material changes to these restrictions only be amending the articles.  Any amendment requires the affirmative vote of a majority of the outstanding shares of the Company’s common stock.

If we are unable to raise substantially more than the minimum offering… – Page l8

39.                               State, if true, that you may not have sufficient funds to acquire more than one property in the event that only the minimum amount of the offering is reached.

RESPONSE:

We have added a sentence at the end of the first paragraph disclosing that the Company may not have sufficient funds to acquire any properties in the event it sells only the minimum offering.

Delays in locating suitable investments... – Page 19

40.                               Expand the last sentence to clarify that the return on the investment from short term highly liquid stock prior to the time you acquire assets and in the initial years of the investment may be less than what an investor would normally receive from such short term investments because a significant portion of the funds will be allocated to affiliates for fees paid in connection with the offering and for expenses incurred in attempting to locate suitable properties, rather than to the balance invested in short term stocks.

RESPONSE:

We have added three sentences at the end of the risk factor explaining that short-term investments typically yield less than investments in commercial real estate, and that the Company’s percentage return on short-term investments may be less than the return an investor may otherwise realize by directly investing in similar types of short-term investments because cash generated by the Company’s short-term investments will be used to pay fees and may not be reinvested.

Borrowings may reduce the funds available… – Page 22

41.                               Please revise the discussion to discuss the risk referred to in the caption.

RESPONSE:

We have added a sentence at the end of the first paragraph of the risk factor specifically addressing the risk referred to in the first half of the caption.  The risk referred to in the second half of the caption is addressed in the second paragraph of the risk factor.

42.                               Please revise to include the limitation on borrowing included in your charter.

RESPONSE:

We have revised the risk factor to include the limitation on borrowing included in the Company’s charter.

Lenders may restrict certain aspects of our operations… – Page 22

43.                               Briefly describe the restrictions on operations to which you refer.

RESPONSE:

We have expanded the risk factor to include a list of potential restrictions that lenders may impose on the Company’s operations.

44.                               Disclose how the loan restrictions will serve to limit your ability to discontinue insurance coverage and why you would favor discontinuing such coverage.

RESPONSE:

We have disclosed how secured lenders may restrict the Company’s ability to discontinue insurance coverage on a mortgaged property even though the Company may believe that the insurance premiums paid to insure against certain losses are greater than the potential risk of loss.

Our Business Manager and Inland Management will face conflicts of interests… – Page 31

45.                               Name the other programs sponsored by your sponsor and disclose the geographic regions covered by those programs.  Disclose also the types of real estate the other programs are likely to purchase.  For example, it should be clear whether it is likely that they would purchase all the types of real estate you intend to target, including shopping or retail centers, malls, multi-family apartment buildings, and office and industrial buildings in the same geographic regions.

RESPONSE:

We have deleted the identified risk factor because it is duplicative of the risk factor “There are conflicts of interest between us and affiliates of our sponsor that may affect our acquisition of properties and financial performance” in the “Risks Related to Our Business” section.  This risk factor names the REITs previously sponsored by IREIC, discloses the geographic regions covered by these REITs, and discloses the types of shopping centers and single tenant net leased properties that they seek to acquire.  We have clarified that the Company will compete with these entities to the extent that it seeks to acquire shopping centers.

IREIC may face a conflict of interest in allocating personnel and resources… – Page 32

46.                               Expand to disclose the number of other programs the IREIC affiliated personnel are responsible for managing so that investors can better evaluate the time demands on those individuals.

RESPONSE:

We have expanded the disclosure to include the number of other programs to which IREIC and its employees may provide services.

Cautionary Note Regarding Forward-Looking Statements – Page 37

47.                               Revise the disclaimer in the last sentence so that it applies only to revisions or updates other than those required pursuant to your obligations under the Federal Securities Laws.

RESPONSE:

We have revised the disclaimer in the last sentence to except updates or revisions that may be required to satisfy the Company’s obligations under federal securities law.

Compensation Table – Beginning on Page 39

Operational Stage

48.                               Please describe further the types of expenses that may be reimbursed to your sponsor or its affiliates.

RESPONSE:

We have included a description of the types of expenses that may be reimbursed by the Company to the entities listed in this item of the compensation table.

49.                               We note your statement that the reimbursement limits will not apply to the acquisition of real estate operating companies.  Does this mean that reimbursements for acquisitions of real estate operating companies will be unlimited or that you will not provide reimbursements for such acquisitions at all?

RESPONSE:

We have added disclosure to clarify this statement.  The six percent limit on reimbursable expenses will not apply when the Company acquires a real estate operating company.  In such instances, the Company will reimburse all reasonable and customary fees and expenses paid on its behalf to acquire the real estate operating company; provided that the amount of the reimbursement must be approved by a majority of the Company’s independent directors.

Estimated Use of Proceeds – Page 49

50.                               Provide footnote disclosure that describes the organization and offering expense estimates.

RESPONSE:

We have added footnote disclosure that describes the organization and offering expenses and estimates.

Prior Performance of IREIC Affiliates – Beginning on Page 50

51.                               In the second paragraph, describe how your investment policies and objectives differ from, or are similar to, those of your sponsor’s prior programs. In that regard, please provide the approximate percentage of the overall data that represents activities of programs with investment objectives similar to yours.  Refer to Item 8.A.1 of Guide 5.

RESPONSE:

We have included a more detailed discussion on how the Company’s investment objectives and polices differ from, or are similar to, those of prior programs sponsored by IREIC and its affiliates.  This discussion appears in the first, rather than the second, paragraph.  We also have included various metrics to approximate the percentage of overall data that represents activities of programs with investment objectives similar to those of the Company.

52.                               Provide the undertaking referenced in Item 8.A.3 of Guide 5 for the REITs described on page 51.

RESPONSE:

We have provided the undertaking referenced in Item 8.A.3 of Guide 5 for the three REITs described on this page.

53.                               Please expand the disclosure to discuss in narrative form any major adverse business developments or conditions that were experienced by any of your public or nonpublic prior programs.  Refer to Item 8.A.2 of Guide 5.

RESPONSE:

The Company believes that it has fully disclosed all major adverse business developments or conditions experienced by any of its prior programs.  These disclosures appear under the subheading “Private Partnerships.”

54.                               We note that on December 29, 2004, IRRETI completed the acquisition of Inland Real Estate Advisory Services, its business manager and advisor and its property managers, resulting in IRRETI becoming “self-administered” and resulting in payments to IREIC, the sole shareholder of the business manager, of approximately 19.7 million shares of IRRETI’s stock valued at $10 per share.  Please revise to describe how compensation paid to your sponsor in other programs differs from your compensation agreements.

RESPONSE:

The approximately 19.7 million shares of IRRETI common stock represents the aggregate merger consideration paid to stockholders of both the business manager/advisor and the property managers in the merger.  IREIC received a portion, but not all, of these shares because it was the sole stockholder of the business manager/advisor.  The aggregate merger consideration was based on the analyses and opinion of a financial advisor during the course of extensive negotiations between the contracting parties.  It was not based on compensation arrangements or agreements between IREIC and IRRETI.  If the Company were to consider a merger with either of its Business Manager or Inland Management, it would follow the valuation processes described in “Management – Business Combinations” in the Form S-11 in determining the amount of any merger consideration.  As with IRRETI, the amount of any merger consideration would not be based on compensation arrangements or agreements between IREIC and the Company.

Business and Policies – Beginning on Page 93

55.                               In the last paragraph on page 93, describe further the commercial real estate operating companies you may purchase.  For example, identify more specifically the type of property they may own.

RESPONSE:

We have further described the type of real estate operating companies that the Company may purchase.  The Company does not have, and does not expect to adopt, any policies limiting its acquisitions of real estate operating companies to those owning a specific property type or real estate asset.

Change in Investment Objectives and Policies – Page 95

56.                               Disclose here whether shares held by your sponsor and its affiliates will be counted toward the majority vote required for changing investment objectives.

RESPONSE:

We have disclosed that shares held by IREIC and its affiliates will be counted toward the majority vote required to amend the Company’s articles and change the restrictions on its investment objectives and policies.

57.                               Clarify whether your policy is to acquire assets primarily for possible capital gain or primarily for income.  Refer to Item 13(a)5 of Form S-1l.

RESPONSE:

We have deleted the word “primary” throughout the Form S-11 when discussing the Company’s investment objectives.  If achieved, the Company believes that its investment objectives will produce both capital gains and current income for its stockholders.

Competition – Page 97

58.                               Clarify here that some of your biggest competitors are REITs established and managed by your sponsor and its affiliates.

RESPONSE:

We have clarified that the Company will face competition from real estate investment programs, including three REITs, sponsored by IREIC and its affiliates.

Relationships and Related Transactions – Page 164

59.                               Please revise to briefly summarize the terms of each of the agreements with affiliates and the payments to be made rather than cross-referencing to the compensation table.

RESPONSE:

We have revised the disclosure to include a brief summary of the material terms of each of the agreements with the Company’s affiliates.  In addition, we have reproduced the summary compensation table from the front of the Form S-11 in this section.

Appendix A

60.                               Update the tables so that they reflect the information required as of December 31, 2004.

RESPONSE:

We have updated all tables in Appendix A so that they now reflect the information required as of December 31, 2004.

61.                               Confirm our understanding that you have provided information required for a sponsor with no “public track record” as defined in Guide 5.  Please note that if the sponsor does not have a public track record and has not sponsored at least five programs with investment objectives similar to yours, then information must be given for each prior program whether public or non-public, even if the investment objectives for those programs are dissimilar.  If the sponsor has sponsored at least five programs with investment objectives similar to yours, you must provide information for each prior program, public or non-public, with similar investment objectives.  We note that through September 30, 2004 affiliates of IREIC have sponsored 514 private placement limited partnerships.  Further, we note that you have provided information in the Tables for programs that closed within the three year period ended December 31. 2003.  Please revise to provide information for programs that closed “in the most recent three years.”  Please advise or revise.

RESPONSE:

The Company has provided information for a sponsor with no “public track record.”  IREIC has sponsored more than five programs with investment objectives similar to those of the

Company.  The tables have been revised to reflect data as required by Guide 5 through the fiscal year ended December 31, 2004.

62.                               Discuss the factors considered in determining that the REITs mentioned in the last paragraph on page A-1 had investment objectives similar to yours.

RESPONSE:

The identified prior programs sponsored by IREIC have investment objectives similar to those of the Company in that they seek to provide regular distributions to stockholders, provide a hedge against inflation and preserve stockholders’ capital.  We have added disclosure to this effect in the fourth full paragraph in Appendix A.

Table I

63.                               We note your disclosure in footnote F to the table that as of December 31, 2003 “substantially all” proceeds available for investment from the offerings were invested.  Please revise your disclosure to measure the months to invest 90% of the amount available for investment from the beginning of each offering.

RESPONSE:

We have revised the disclosure in Footnote F to Table I to reflect that approximately ninety percent (90.0%) of the proceeds available for investment from the offerings were invested within approximately fifty-eight (58) months from the beginning of each offering.

Table III

64.                               We note the last bullet point indicates that Inland Real Estate Corporation had no offering since 1998.  Please reconcile with disclosure throughout that indicates the last offering was in 1999.  Further, supplementally tell us the month that such offering closed in 1999.

RESPONSE:

On January 15, 1999, Inland Real Estate Corporation filed a post-effective amendment deregistering the remaining securities available for sale under its Registration Statement on Form S-11 (file number 333-45233) effective as of December 31, 1998.  We have therefore revised the Form S-11 to reflect that Inland Real Estate Corporation completed its last offering in 1998.

Exhibit 5

65.                               Please have counsel revise the opinion to delete the limitation on reliance contained in the first sentence of the last paragraph as investors ought to be able to rely on the opinion.

RESPONSE:

Maryland counsel has revised the opinion to delete the limitation on reliance contained in the first sentence of the last paragraph.  A revised form of opinion is attached as Exhibit 5 to the Form S-11.

*        *        *

Please contact me if you have any questions regarding the foregoing.  Also, please advise whether the Staff has any additional comments to the Form S-11.  Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Michael J. Choate

Michael J. Choate

cc:	Charito A. Mittelman (SEC)
Linda Van Dorn (SEC)
Josh Forgione (SEC)
Brenda G. Gujral
Roberta S. Matlin